UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: April 4, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the proxy materials of UBS AG relating the Annual General Meeting of Shareholders to be held on May 7, 2014, which appears immediately following this page.

Revised version of 2 April 2014 (alignment to the binding German version on page 45, Article 45 al 1).

Invitation to the

Annual General Meeting

of UBS AG

Wednesday, 7 May 2014, 10:30 a.m.

(Doors open at 9:30 a.m.)

Messe Basel

Messeplatz, Halle 1.0 Nord, Basel

Dear shareholders,

We are pleased to invite you to the Annual General Meeting of UBS AG. It will take place on Wednesday, 7 May 2014, at 10:30 a.m., at the Messe Basel, Messeplatz, Halle 1.0 Nord in Basel. Doors open at 9:30 a.m.

Agenda

1.	Annual report, Group and Parent Bank financial statements for the financial year 2013

1.1.	Approval of annual report and Group and Parent Bank financial statements

1.2.	Advisory vote on the Compensation Report 2013

2.	Appropriation of retained earnings and distribution

3.	Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2013

4.	Amendments to the Articles of Association in accordance with the new Ordinance Against Excessive Compensation in Listed Stock Corporations

5.	Advisory vote on the EU Capital Requirements Directive of 2013 (CRD IV)

6.	Elections

6.1.	Re-election of members of the Board of Directors

6.1.1.	Axel A. Weber as Chairman of the Board of Directors

6.1.2.	Michel Demaré

6.1.3.	David Sidwell

6.1.4.	Reto Francioni

6.1.5.	Ann F. Godbehere

6.1.6.	Axel P. Lehmann

6.1.7.	Helmut Panke

6.1.8.	William G. Parrett

6.1.9.	Isabelle Romy

6.1.10.	Beatrice Weder di Mauro

6.1.11.	Joseph Yam

6.2.	Election of members of the Human Resources and Compensation Committee

6.2.1.	Ann F. Godbehere

6.2.2.	Michel Demaré

6.2.3.	Helmut Panke

6.2.4.	Reto Francioni

6.3.	Election of the Independent Proxy, ADB Altorfer Duss & Beilstein AG, Zurich

6.4.	Re-election of the auditors, Ernst & Young Ltd, Basel

Inclusion of items on the agenda

On 3 February 2014, UBS AG published a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and on its website at www.ubs.com/agm, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 3 March 2014. No requests were submitted in accordance with the Articles of Association of UBS AG.

Zurich and Basel, 1 April 2014

Yours sincerely,

UBS AG

Axel A. Weber	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of UBS AG | 7 May 2014

Item 1

Annual report, Group and Parent Bank financial statements for the financial year 2013

1.1. Approval of annual report and Group and Parent Bank financial statements

A. Motion

The Board of Directors proposes that the report on the financial year 2013 and the Group and Parent Bank financial statements for 2013 be approved.

B. Explanation

The “Financial information” section of UBS’s Annual Report 2013 contains the consolidated financial statements of the UBS Group and the financial statements of UBS AG, the Parent Bank. Additional information on the strategy, organization and activities of the Group, the business divisions and the Corporate Center, as well as on risk management and control, may be found in the sections “Operating environment and strategy,” “Financial and operating performance” and “Risk, treasury and capital management” of the Annual Report 2013. Information relating to corporate governance as required by the applicable Swiss laws and regulations, in particular the SIX Swiss Exchange’s Directive on Information Relating to Corporate Governance and the Swiss Code of Obligations, can be found in the section “Corporate governance, responsibility and compensation” of the Annual Report 2013. The Annual Report 2013 is also available on the internet at www.ubs.com/investors. Shareholders registered in the share register in Switzerland and shareholders in the US who are registered with Computershare will receive the above-mentioned reporting as per their individual orders.

UBS Group net profit attributable to UBS shareholders for 2013 was CHF 3,172 million compared with a loss of CHF 2,480 million in 2012. Operating profit before tax was 3,272 million compared with a loss of CHF 1,794 million in the prior year. Operating income increased by CHF 2,309 million and operating expenses decreased by CHF 2,755 million. Furthermore, we recorded a net tax benefit of CHF 110 million compared with a net tax expense of CHF 461 million in the prior year. Total balance sheet assets stood at CHF 1,010 billion on 31 December 2013 compared with CHF 1,260 billion on 31 December 2012. Equity attributable to UBS shareholders increased by CHF 2.1 billion to CHF 48.0 billion in 2013.

On a fully applied basis, UBS Group’s Basel III common equity tier 1 (CET1) capital stood at CHF 28,908 million and risk-weighted assets were CHF 225,153 million, resulting in a CET1 capital ratio of 12.8%. On a phase in basis, UBS Group’s Basel III common equity tier 1 (CET1) capital stood at CHF 42,179 million and risk-weighted assets were CHF 228,557 million, resulting in a CET1 capital ratio of 18.5%.

The net profit for UBS AG (Parent Bank) for the period was CHF 2,753 million. Total operating income of CHF 17,074 million and total operating expenses of CHF 13,197 million resulted in an operating profit of CHF 3,877 million. Impairment, depreciation, allowances, provisions and losses amounted to CHF 2,513 million. Extraordinary income was CHF 1,667 million, extraordinary expenses totaled CHF 9 million and the net tax expense amounted to CHF 270 million.

In their reports to the Annual General Meeting, Ernst & Young Ltd, Basel, as auditors, recommended without qualification that the consolidated financial statements and Parent Bank financial statements be approved. The auditors confirm that, in their opinion, the consolidated financial statements present fairly, in all material respects, the financial position of UBS AG and its subsidiaries and the consolidated results of operations and the cash flows, in accordance with the International Financial Reporting Standards (IFRS), and that they comply with Swiss law. With respect to the Parent Bank, the auditors confirm that the financial statements and the proposal of the Board of Directors relating to the appropriation of available earnings comply with Swiss law and with the Articles of Association of UBS AG.

1.2. Advisory vote on the Compensation Report 2013

A. Motion

The Board of Directors proposes that the Compensation Report 2013 be ratified in an advisory vote.

B. Explanation

The Compensation Report 2013 is a chapter in the Annual Report 2013. It explains the governance and principles behind the compensation structure at UBS AG, including the link between pay and performance. It contains information on the Total Reward Principles for all employees, which were re-affirmed on 30 August 2013 by the Board of Directors’ Human Resources and Compensation Committee. The Compensation Report also sets out the compensation of the management and Board of Directors in accordance with all applicable laws and regulations.

The vote on the Compensation Report 2013 of UBS AG is advisory in nature.

Annual General Meeting of UBS AG  |  7 May 2014

Item 2

Appropriation of retained earnings and distribution

A.	Proposed appropriation of retained earnings and distribution out of the capital contribution reserve

The	Board of Directors proposes the following appropriation of retained earnings:

CHF million	31 December 2013
Net profit for the period	2,753
Total available for appropriation	2,753

Appropriation to general statutory reserve: retained earnings	2,753
Total appropriation	2,753

The Board of Directors proposes the payout of CHF 0.25 per share of CHF 0.10 par value out of the capital contribution reserve.

CHF million, except where indicated	31 December 2013
Total capital contribution reserve before proposed distribution1,[2]	41,692

Proposed distribution of capital contribution reserve within general statutory reserve: CHF 0.25 per dividend-bearing share[3]	(961)

Total capital contribution reserve after proposed distribution	40,732

1	As presented on the balance sheet, the capital contribution reserve of CHF 41,692 million is a component of the general statutory reserve of CHF 26,611 million after taking into account negative retained earnings of CHF 15,081 million.
2	Effective 1 January 2011, the Swiss withholding tax law provides that payments out of the capital contribution reserve are not subject to withholding tax. This law has led to interpretational differences between the Swiss Federal Tax Authorities and companies about the qualifying amounts of capital contribution reserve and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Authorities have confirmed that UBS would be able to repay to shareholders CHF 27.4 billion of disclosed capital contribution reserve (status as of 1 January 2011) without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. This amount reduced to CHF 26.5 billion as of 31 December 2013 subsequent to the distributions approved by the AGM 2012 and 2013. The decision about the remaining amount has been deferred to a future point in time.
3	Dividend-bearing shares are all shares issued except for treasury shares held by UBS AG (Parent Bank) as of the record date 14 May 2014.

B. Explanation

The profit for the financial year 2013 is proposed to be attributed to the general statutory reserve.

Provided that the proposed distribution out of the capital contribution reserve is approved, the payment of CHF 0.25 per share would be made on 15 May 2014 to holders of shares on the record date 14 May 2014. The shares will be traded ex-dividend as of 12 May 2014, and accordingly the last day on which the shares may be traded with entitlement to receive a payout will be 9 May 2014.

Item 3

Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2013

A. Motion

The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2013 be approved.

Annual General Meeting of UBS AG  |  7 May 2014

Item 4

Amendments to the Articles of Association in accordance with the new Ordinance Against Excessive Compensation in Listed Stock Corporations

A. Motion

The Board of Directors proposes the approval of various amendments to the Articles of Association implementing the new Ordinance Against Excessive Compensation in Listed Stock Corporations.

B. Explanation

On 3 March 2013, the Swiss people approved the Minder initiative, which entails changes to the governance of public companies. The Swiss Federal Council has enacted an ordinance implementing the initiative, which came into effect on 1 January 2014, subject to certain transitional provisions. The amended Articles of Association ensure compliance with the new Ordinance Against Excessive Compensation in Listed Stock Corporations.

For further information we refer to the Report of the Board of Directors on the proposed amendments to the Articles of Association and the amended Articles of Association enclosed in the Annex at the end of this invitation.

Item 5

Advisory vote on the EU Capital Requirements Directive of 2013 (CRD IV)

A. Motion

The Board of Directors proposes to set the maximum ratio of variable remuneration to fixed remuneration to 2:1 for all employees identified as Code Staff of UBS AG, or who are otherwise subject to the maximum ratio under the EU Capital Requirements Directive of 2013 (CRD IV). This proposal is sought to be approved in an advisory vote.

B. Explanation

The EU Capital Requirements Directive of 2013 (CRD IV) generally limits the ratio of variable to fixed components of remuneration of certain staff of financial institutions to 1:1. However, the Directive does provide that companies may change that maximum ratio to 2:1, for this population, with the approval of shareholders obtained in accordance with a specified procedure.

Approval is sought for all employees identified as Code Staff of UBS AG (for the purposes of the UK regulator’s rules) in this year or any subsequent performance year. Code Staff (pursuant to the UK regulator rules and/or regulatory technical standards from the European Banking Authority) includes senior management, and other key staff who take or control material risks on behalf of the firm, and certain other staff to whom the cap applies due to their remuneration levels and/or job function.

A more detailed explanation of the Board of Directors’ motion and recommendation to the CRD IV is available at www.ubs.com/agm.

In accordance with the procedural requirements specified in the CRD IV, the motion will be considered accepted if it is approved by shareholders acting by a majority of at least 66% provided that at least 50% of shares are represented or, failing that, by a majority of 75%. The votes of employees who have an interest in the proposed higher ratio will not be counted. The vote on the maximum ratio under the EU Capital Requirements Directive of 2013 (CRD IV) is advisory in nature.

Annual General Meeting of UBS AG  |  7 May 2014

Item 6

Elections

6.1. Re-election of members of the Board of Directors

The Board of Directors proposes that Axel A. Weber, Michel Demaré, David Sidwell, Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro and Joseph Yam, each of whom’s term of office expires at the 2014 Annual General Meeting, be re-elected for a one-year term of office.

6.1.1. Axel A. Weber as Chairman of the Board of Directors A. Motion The Board of Directors proposes that Axel A. Weber be re-elected as the Chairman of the Board for a one-year term of office.

B. Explanation

Axel A. Weber’s term of office as Chairman of the Board of Directors expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

Axel A. Weber (born 1957) was elected to the Board of Directors at the 2012 Annual General Meeting and appointed Chairman of the Board. He was President of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, a member of the Board of Directors of the Bank for International Settlements, German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors.

Axel A. Weber chairs the Corporate Responsibility Committee and the Governance and Nominating Committee.

6.1.2. Michel Demaré A. Motion The Board of Directors proposes that Michel Demaré be re-elected for a one-year term of office.

B. Explanation

Michel Demaré’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

Michel Demaré (born 1956) was elected to the Board of Directors at the 2009 Annual General Meeting and appointed independent Vice Chairman by the Board of Directors in April 2010. He has been Chairman of the Board of Syngenta since 2013. He was Chief Financial Officer (CFO) at ABB from 2005 to 2013.

Michel Demaré is a member of the Audit Committee, the Governance and Nominating Committee and the Human Resources and Compensation Committee.

6.1.3. David Sidwell A. Motion The Board of Directors proposes that David Sidwell be re-elected for a one-year term of office.

B. Explanation

David Sidwell’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

David Sidwell (born 1953) was elected to the Board of Directors at the 2008 Annual General Meeting and appointed Senior Independent Director by the Board of Directors in April 2010. He was Executive Vice President and CFO of Morgan Stanley in New York between 2004 and 2007 and retired at the end of 2007. He is on the board of Fannie Mae.

David Sidwell chairs the Risk Committee and is a member of the Governance and Nominating Committee.

Annual General Meeting of UBS AG  |  7 May 2014

6.1.4. Reto Francioni A. Motion The Board of Directors proposes that Reto Francioni be re-elected for a one-year term of office.

B. Explanation

Reto Francioni’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

Reto Francioni (born 1955) was elected to the Board of Directors at the 2013 Annual General Meeting. He has been Chief Executive Officer (CEO) of Deutsche Börse AG since 2005. Since 2006, he has been a professor of applied capital markets theory at the University of Basel. From 2002 to 2005, he was Chairman of the Supervisory Board and President of the SWX Group, Zurich.

Reto Francioni is a member of the Corporate Responsibility Committee.

6.1.5. Ann F. Godbehere A. Motion The Board of Directors proposes that Ann F. Godbehere be re-elected for a one-year term of office.

B. Explanation

Ann F. Godbehere’s term of office expires at the 2014 Annual General Meeting. She is prepared to stand for re-election.

Ann F. Godbehere (born 1955) was elected to the Board of Directors at the 2009 Annual General Meeting. She was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007. Ann F. Godbehere is a board member and Chairperson of the audit committees of Prudential plc, Rio Tinto plc and Rio Tinto Limited in London. She is also a board member of British American Tobacco plc and sits on its audit committee.

Ann F. Godbehere chairs the Human Resources and Compensation Committee and is a member of the Audit Committee.

6.1.6. Axel P. Lehmann A. Motion The Board of Directors proposes that Axel P. Lehmann be re-elected for a one-year term of office.

B. Explanation

Axel P. Lehmann’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

Axel P. Lehmann (born 1959) was elected to the Board of Directors at the 2009 Annual General Meeting. He has been a member of the Group Executive Committee and, since 2008, Group Chief Risk Officer of Zurich Insurance Group (Zurich). In addition, he was made Zurich’s Regional Chairman Europe as well as Chairman of the Board of Farmers Group Inc. in 2011.

Axel P. Lehmann is a member of the Risk Committee.

6.1.7. Helmut Panke A. Motion The Board of Directors proposes that Helmut Panke be re-elected for a one-year term of office.

B. Explanation

Helmut Panke’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

Helmut Panke (born 1946) was elected to the Board of Directors at the 2004 Annual General Meeting. He joined BMW in 1982 and was Chairman of its Board of Management between 2002 and 2006. He is on the boards of Microsoft Corporation, Singapore Airlines Ltd. and Bayer AG.

Helmut Panke is a member of the Human Resources and Compensation Committee and the Risk Committee.

Annual General Meeting of UBS AG  |  7 May 2014

6.1.8. William G. Parrett A. Motion The Board of Directors proposes that William G. Parrett be re-elected for a one-year term of office.

B. Explanation

William G. Parrett’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

William G. Parrett (born 1945) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He served his entire career with Deloitte Touche Tohmatsu and was CEO from 2003 until his retirement in 2007. William G. Parrett is on the boards of the Eastman Kodak Company, the Blackstone Group LP, and Thermo Fisher Scientific Inc., and chairs each company’s audit committee. He is also on the board of iGATE.

William G. Parrett chairs the Audit Committee and is a member of the Corporate Responsibility Committee.

6.1.9. Isabelle Romy A. Motion The Board of Directors proposes that Isabelle Romy be re-elected for a one-year term of office.

B. Explanation

Isabelle Romy‘s term of office expires at the 2014 Annual General Meeting. She is prepared to stand for re-election.

Isabelle Romy (born 1965) was elected to the Board of Directors at the 2012 Annual General Meeting. She is a partner at Froriep, a large Swiss business law firm. From 1995 to 2012, she worked for another major Swiss law firm based in Zurich, where she was a partner from 2003 to 2012. Isabelle Romy has been Vice Chairman of the sanction commission of SIX Swiss Exchange since 2008.

Isabelle Romy is a member of the Audit Committee and the Governance and Nominating Committee.

6.1.10. Beatrice Weder di Mauro A. Motion The Board of Directors proposes that Beatrice Weder di Mauro be re-elected for a one-year term of office.

B. Explanation

Beatrice Weder di Mauro’s term of office expires at the 2014 Annual General Meeting. She is prepared to stand for re-election.

Beatrice Weder di Mauro (born 1965) was elected to the Board of Directors at the 2012 Annual General Meeting. She has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. She is on the boards of Roche Holding Ltd. and Robert Bosch GmbH.

Beatrice Weder di Mauro is a member of the Audit Committee and the Risk Committee.

6.1.11. Joseph Yam A. Motion The Board of Directors proposes that Joseph Yam be re-elected for a one-year term of office.

B. Explanation

Joseph Yam’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for re-election.

Joseph Yam (born 1948) was elected to the Board of Directors at the 2011 Annual General Meeting. He is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an advisor to the People’s Bank of China since 2009. He served as the Hong Kong Monetary Authority’s Chief Executive from 1993 until his retirement in 2009. He is on the boards of Johnson Electric Holdings Limited and UnionPay International Co., Ltd.

Joseph Yam is a member of the Corporate Responsibility Committee and the Risk Committee.

More detailed CVs can be found in the section “Corporate governance, responsibility and compensation” of the Annual Report 2013 as well as on the internet at www.ubs.com/boards.

Annual General Meeting of UBS AG  |  7 May 2014

6.2. Election of members of the Human Resources and Compensation Committee

In compliance with Articles 7 and 29 of the new Ordinance Against Excessive Compensation in Listed Stock Corporations, the Annual General Meeting elects each member of the Human Resources and Compensation Committee individually each year. The Board of Directors proposes that Ann F. Godbehere, Michel Demaré, Helmut Panke and Reto Francioni, each of whose term of office expires at the 2014 Annual General Meeting, be elected for a one-year term of office as a member of the Human Resources and Compensation Committee.

6.2.1. Ann F. Godbehere

A. Motion

The Board of Directors proposes that Ann F. Godbehere be elected as a member of the Human Resources and Compensation Committee for a one-year term of office.

B. Explanation

Ann F. Godbehere’s term of office expires at the 2014 Annual General Meeting. She is prepared to stand for election as a member of the Human Resources and Compensation Committee.

6.2.2. Michel Demaré

A. Motion

The Board of Directors proposes that Michel Demaré be elected as a member of the Human Resources and Compensation Committee for a one-year term of office.

B. Explanation

Michel Demaré’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for election as a member of the Human Resources and Compensation Committee.

6.2.3. Helmut Panke

A. Motion

The Board of Directors proposes that Helmut Panke be elected as a member of the Human Resources and Compensation Committee for a one-year term of office.

B. Explanation

Helmut Panke’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for election as a member of the Human Resources and Compensation Committee.

6.2.4. Reto Francioni

A. Motion

The Board of Directors proposes that Reto Francioni be elected as a member of the Human Resources and Compensation Committee for a one-year term of office.

B. Explanation

Reto Francioni’s term of office expires at the 2014 Annual General Meeting. He is prepared to stand for election as a new member of the Human Resources and Compensation Committee.

6.3. Election of the Independent Proxy, ADB Altorfer Duss & Beilstein AG, Zurich

A. Motion

The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be elected as the Independent Proxy for a one-year term of office expiring after completion of the Annual General Meeting in 2015.

B. Explanation

In compliance with Articles 8 and 30 of the new Ordinance Against Excessive Compensation in Listed Stock Corporations, the Annual General Meeting elects the Independent Proxy for a one-year term of office expiring after completion of the Annual General Meeting in 2015. ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

Annual General Meeting of UBS AG  |  7 May 2014

6.4. Re-election of the auditors, Ernst & Young Ltd, Basel

A. Motion

The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a one-year term of office as auditors for the financial statements of UBS AG (the Parent Bank) and the consolidated financial statements of the UBS Group.

B. Explanation

Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors’ Audit Committee that it possesses the level of independence required to take on this role and that its independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require general or specific pre-approval by the Audit Committee. Ernst & Young Ltd, Basel, further confirms that it did not provide, in the period from 1 January to 31 December 2013, any services for UBS AG prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor.

Ernst & Young Ltd, Basel, has been responsible for auditing UBS AG since 1998. Further information concerning the independence of UBS’s auditors and the fees paid to them can be found in the section “Corporate governance, responsibility and compensation” of the Annual Report 2013.

Organizational issues

Voting rights

Shareholders entered in the share register on 2 May 2014 at 5 p.m. CEST (on 24 April 2014 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote at the Annual General Meeting.

No trading restriction on UBS shares

The registration of shareholders for voting purposes does not affect the trading of UBS shares held by registered shareholders before, during or after the Annual General Meeting. Neither Swiss law nor the Articles of Association of UBS AG impose trading restrictions for shareholders voting at the upcoming Annual General Meeting.

Admission cards for the Annual General Meeting

Shareholders entered in the share register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 2 May 2014:

UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.

Shareholders entered in the share register in the United States of America may request their admission cards by writing to the following address, by 24 April 2014:

UBS AG, c/o Proxy Services, Computershare, P.O. Box 43006, Providence,

RI 02940-3006, USA.

Admission cards will be sent out from 23 April 2014. Issued admission cards will be invalidated if the corresponding shares are sold prior to the Annual General Meeting and if notice of such sale is entered in the share register.

Annual General Meeting of UBS AG  |  7 May 2014

Representation

Shareholders may be represented at the Annual General Meeting by their legal representative or under a written power of attorney by their custodial bank, by any other shareholder entitled to vote or by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, CH-8006 Zurich as the Independent Proxy.

In order to appoint the Independent Proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed power of attorney form. Timely processing can be guaranteed for all forms received by 2 May 2014.

Language / live webcast

The Annual General Meeting will be held in German. Simultaneous translations into English and French, and for speeches in other languages, into German, will be available at the meeting. Headsets can be obtained at the entrance of the main hall.

The Annual General Meeting will be broadcast live on the internet via www.ubs.com/agm in English and German.

Miscellaneous

The voting device for electronic voting will be handed out upon registration at the validation desk. If you choose to leave the Annual General Meeting before its official end, please return the electronic device to the validation desk.

Speakers are asked to register at the speaker’s desk located in the hall before the start of the Annual General Meeting.

The enclosed Basel public transport network ticket can be used on all public transport in zone 10 to get to the Annual General Meeting (Messeplatz) and back. We recommend using public transport.

Articles of Association

UBS AG

7 May 2014

The present text is a translation of the original German Articles of Association (“Statuten”) which constitute the definitive text and are binding in law.

In these Articles of Association, references to the generic masculine equally apply to both sexes.

Annual General Meeting of UBS AG  |  7 May 2014

Report of the Board of Directors on the proposed amendments to the Articles of Association

I. Introduction

On 3 March 2013, the Swiss people approved the Minder initiative, which entails changes to the governance of public companies. The Swiss Federal Council has enacted an ordinance implementing the initiative, which came into effect on 1 January 2014, subject to certain transitional provisions.

The new rules require, among other things, an annual binding shareholder vote on the compensation of the members of the Board of Directors (BoD) and the Group Executive Board (GEB). Further, the Articles of Association need to lay down the principal duties and powers of the compensation committee, the principles of performance- and equity-based compensation for members of the BoD and the GEB, as well as limitations regarding external mandates of, employment and mandate agreements with, and loans to BoD and GEB members. This makes it necessary for UBS to amend its Articles of Association.

This report outlines the main amendments to the Articles of Association that the BoD proposes to the UBS shareholders at this Annual General Meeting. The proposed amendments colored in red are in compliance with the current provisions and can be found in this annex.

II. Proposed amendments

A.	Elections of the members of the BoD, the Chairman of the BoD, the members of the compensation committee, and the Independent Proxy

Under the new rules, the members of the BoD, its Chairman, the members of the compensation committee and the Independent Proxy must be elected annually by the shareholders. The current Articles of Association of UBS already provide for the annual election of the members of the BoD. However, amendments to the Articles of Association are necessary to the effect that the Chairman of the BoD, the members of the compensation committee and the Independent Proxy are elected by the shareholders.

In the event that the office of the Chairman of the BoD is vacant, the BoD shall appoint a new Chairman from among its members until the next Annual General Meeting. An analogous rule is proposed for the event that a seat on the compensation committee is vacant, or that there is no Independent Proxy.

B. Representation of shareholders at the General Meeting

Due to the new rules and as already implemented at our last Annual General Meeting, shareholders may no longer be represented by the corporate proxy or depository institutions such as banks. Rather, shareholders may only be represented by their legal representative, another shareholder (by means of a written proxy) or by the Independent Proxy (by means of a written or electronic proxy). The proposed amendments to the Articles of Association implement these changes.

C. Senior Independent Director

Already an established practice at UBS since 2008, the BoD further proposes a respective amendment to the Articles of Association that requires the BoD to elect a Senior Independent Director from among its members. While not required by law, this is recommended by corporate governance codes such as the UK Corporate Governance Code. The Senior Independent Director facilitates information flow and a communication system among independent BoD members and vis-à-vis shareholders and relays issues to the Chairman.

D. Compensation committee

The new rules require that the Articles of Association lay down the principal duties and powers of the compensation committee. According to the proposed amendments, the compensation committee’s main responsibility is to support the BoD in establishing and reviewing UBS’s compensation strategy and guidelines, as well as articulating the performance criteria relevant for determining the individual total compensation for each GEB member. Further, the compensation committee shall prepare the proposals to the General Meeting regarding the compensation of the BoD and the GEB. In addition, the BoD may empower the compensation committee by means of the Organization Regulations to determine and review the performance targets of the GEB members and assess their performance against these targets to determine compensation recommendations. In accordance with the Organization Regulations, these recommendations shall be submitted to the BoD for review or for approval. The compensation committee shall further determine the compensation of the members of the BoD or submit a respective proposal to the BoD, as determined in the Organization Regulations. By means of the Organization Regulations, the BoD may delegate further tasks to the compensation committee. The proposed amendments also govern the number of members, the constitution and the organization of the compensation committee.

Annual General Meeting of UBS AG  |  7 May 2014

E. Compensation of the members of the BoD and the GEB

1. Approval by the General Meeting (“say on pay”)

The new rules require a binding shareholder vote on the aggregate amount of compensation of the BoD and the GEB, respectively, on an annual basis. The proposed amendments to the Articles of Association differentiate between the two bodies in terms of the modalities of the vote, which reflects the different compensation structures:

•	The approval of the maximum aggregate amount of compensation of the BoD relates to the upcoming term of office, i.e. the period between the present and the next Annual General Meeting. Thus, the term of office and the compensation period correlate.

•	With regard to the compensation of the GEB, the BoD proposes that:

•	The maximum aggregate amount of fixed compensation be approved prospectively for the following financial year. For example, shareholders at the Annual General Meeting of 2015 will approve the maximum fixed compensation for the financial year 2016. This provides planning certainty for both UBS and its GEB members.

•	In contrast, the aggregate amount of variable compensation, i.e. performance awards, be approved retroactively for the preceding financial year. For instance, the variable compensation for the financial year 2014 will be submitted for shareholder approval at the Annual General Meeting of 2015. Shareholders are thus able to vote on the actual amount of variable compensation of the GEB members, and may thereby take into account the company’s performance for the year under review.

The BoD believes that this mixed approach strikes the right balance between certainty for UBS and its GEB members and for shareholder accountability in compensation matters. If it deems appropriate, the BoD may submit a deviating or additional proposal to the shareholders for approval.

Should the shareholders not approve a proposed amount of compensation, the BoD is required to prepare another proposal, taking into account all relevant factors, including the fact that shareholders have rejected the prior proposal, and submit it to shareholder approval at a General Meeting.

The first binding vote on compensation of the BoD and the GEB, respectively, will be held at the Annual General Meeting 2015. In addition to the new binding votes on aggregate compensation, UBS intends to continue to submit the remuneration report to an annual non-binding shareholder vote as it has done since 2009.

2. General compensation principles

In line with current compensation practice, the proposed amendments to the Articles of Association require the BoD to design the compensation system of UBS in a way as to align reward with sustainable performance, and to support appropriate risk-taking. When determining individual compensation, the position and the level of responsibility of the recipient, as well as the performance of UBS, shall be considered.

Compensation of the members of the BoD shall comprise a base remuneration and may include other benefits and compensation elements. It is intended to recognize the responsibility and governance nature of the role of a member of the BoD, to attract and retain qualified individuals, and to ensure alignment with the interests of UBS’s shareholders.

In line with best practice, the GEB members shall receive a fixed compensation and may be considered to receive a variable, performance-related compensation award. Fixed compensation comprises the base salary and may include other elements and benefits such as contributions to pension plans. Variable compensation shall be governed by financial and non-financial performance measures that take into account the performance of UBS and/or a part of it, targets in relation to the market, other companies or comparable benchmarks, short- and long-term strategic objectives, and/or individual targets. To adequately align variable GEB compensation with UBS’s compensation principles and to comply with applicable regulatory requirements, the BoD (or, where delegated to it, the compensation committee) imposes appropriate deferrals, forfeiture conditions, transfer restrictions, caps on compensation, harmful acts provisions and / or similar means. Additionally, the proposed amendments require that parts of variable compensation be subject to vesting periods over several years.

Given that the General Meeting approves fixed GEB compensation prospectively, it is necessary to provide for situations in which a person joins the GEB or is promoted within the GEB (e.g. from another position in the GEB to Group CEO) after the fixed compensation has been approved. The new rules therefore provide that the Articles of Association may determine a “reserve” amount out of which fixed compensation of such GEB members may be funded during the compensation period(s) already approved. The BoD proposes a “reserve” pool for such GEB members that in the aggregate does not exceed 40% of the average total annual compensation paid to the GEB during the previous three years.

Annual General Meeting of UBS AG  |  7 May 2014

F. Contracts with members of the BoD and the GEB

The new rules require that the Articles of Association state the maximum duration or termination notice period of agreements relating to the compensation of members of the BoD and the GEB, which may not, however, exceed one year. To comply with these rules, the proposed amendment to the Articles of Association ties the maximum duration of contracts with members of the BoD to their term of office, which is one year. Employment contracts with GEB members may provide a termination notice period or a fixed term of up to twelve months. Contracts with GEB members may also include a non-compete clause, which is, however, subject to two restrictions: First, the clause is to be limited to no more than one year after the end of employment. Second, the consideration for a non-compete clause – which is in many cases required by employment law – may not exceed the total compensation received by the GEB member during the preceding financial year.

G. Mandates outside UBS

The new rules require that the Articles of Association limit the number of mandates that members of the BoD and the GEB may hold outside the UBS Group. In line with best corporate governance practices, the proposed amendment limits the maximum number of permissible mandates of members of the BoD to four board memberships in listed companies (other than UBS) and five additional mandates in non-listed companies. GEB members may only hold one board membership, if any, in a listed company and five additional mandates in non-listed companies; each of these mandates is subject to approval by the BoD. In addition, members of the BoD and the GEB may hold a limited number of mandates at the request of UBS and of mandates in associations, charities, trusts, and employee welfare foundations.

H. Loans

It is required under the new rules that the Articles of Association determine the amount of loans that UBS may grant to members of its BoD or GEB. The proposed amendments restrict UBS’s ability to grant loans to these persons in two ways: First, loans need to be made in the ordinary course of business on substantially the same terms as those granted to UBS employees. Second, the total amount of such loans shall not exceed CHF 20 million per member.

I. Miscellaneous amendments

The following proposed amendments do not entail substantive changes to the Articles of Association, but reflect legislative changes, clarify existing rules, or update terminology:

•	The revised accounting rules of the Swiss Code of Obligations, which came into effect on 1 January 2013, require that the company prepare a “management report” instead of an “annual report” as of financial year 2015. The proposed amendments reflect this change. At this Annual General Meeting and the Annual General Meeting of 2015, shareholders will thus still be asked to approve the “annual report” (instead of a “management report”).

•	Some amendments reflect the new formal requirement to disclose the compensation paid or granted to the members of the BoD and the GEB in a separate report, rather than (as hitherto) in the notes to the statutory financial statements.

•	Further amendments clarify the Articles of Association and ensure uniform terminology.

Section 1

Name, registered office, business object and duration of the Corporation

Article 1

Name and registered office	A corporation limited by shares under the name of UBS AG/UBS SA/UBS Inc. is established with a registered office in Zurich and Basel.

Article 2

Business object	[1] The purpose of the Corporation is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.

[2] The Corporation may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management.

[3] The Corporation is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

Article 3

Duration	The duration of the Corporation shall not be limited by time.

Section 2

Share capital

Article 4

Share capital	The share capital of the Corporation is CHF 384,200,206.90 (three hundred and eighty-four million, two hundred thousand and two hundred and six Swiss francs and ninety centimes), divided into 3,842,002,069 registered shares with a par value of CHF 0.10 each. The share capital is fully paid up.

Registered shares may be converted into bearer shares and bearer shares into registered shares by resolution of the General Meeting of Shareholders.

Article 4a

Conditional capital	Employee participation plan UBS AG

[1] The share capital may be increased by a maximum of CHF 13,875,915.60 through the issuance of a maximum of 138,759,156 fully paid registered shares with a par value of CHF 0.10 each upon exercise of employee options issued to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The issuance of these options to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries will take place in accordance with the plan rules issued by the Board of Directors and its Compensation Committee. The acquisition of shares through the exercise of option rights as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

[2] The share capital may be increased in an amount not to exceed CHF 38,000,000 by the issuance of up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by the Company or one of its group companies on national or international capital markets. The pre-emptive rights of the shareholders shall be excluded. The then current owners of conversion rights and/or warrants shall be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants shall be determined by the Board of Directors.

The acquisition of shares through voluntary or mandatory exercise of conversion rights and/or warrants, as well as each subsequent transfer of the shares, shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

In connection with the issuance of convertible bonds or bonds with warrants or similar financial instruments, the Board of Directors shall be authorized to restrict or exclude the advance subscription rights of shareholders if such instrument is issued (i) on national or international capital markets or (ii) to one or more financial investors. If the advance subscription rights are restricted or excluded by the Board of Directors, the following shall apply: the issuance of such instrument shall be made at prevailing market conditions, and the new shares shall be issued pursuant to the relevant conditions of that financial instrument. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The issuance of the new shares upon voluntary or mandatory exercise of conversion rights and/or warrants shall be made at conditions taking into account the market price of the shares and/or comparable instruments with a market price at the time of the issuance of the relevant financial instrument.

Article 5

Share register and nominees	1 A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names are entered, with their complete address and nationality (or registered office for legal entities). Shares held in joint accounts may be registered jointly with voting rights, if all registered owners of the shares provide the declaration requested in paragraph 3 below.

2 If the mailing address of a shareholder changes, the new address must be communicated to the Corporation. As long as this has not been done, all written communications will be sent to the address entered in the share register, this being valid according to the requirements of the law.

[3] Those who acquire registered shares shall be entered in the share register as shareholders with voting rights if they expressly declare that they acquired these registered shares in their own names and for their own account. If the party acquiring the shares is not prepared to provide such a declaration, the Board of Directors may refuse to allow the shares to be entered with voting rights.

[4] The restriction on registration under paragraph 3 above also applies to shares acquired by the exercise of preemptive, option or conversion rights.

[5] The Board of Directors is authorized, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

[6] The Board of Directors formulates general principles relating to the registration of fiduciaries/nominees and issues the necessary regulations to ensure compliance with the above provisions.

Article 6

Form of shares	[1] Registered shares of the Corporation will be, subject to paragraph 2, in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Intermediary-Held Securities Act).

[2] Following his registration in the share register, the shareholder may request the Corporation to issue a written statement in respect of his registered shares at any time; however, he has no entitlement to the printing and delivery of share certificates. In contrast, the Corporation may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, the Corporation may cancel issued certificates which are returned to it without replacement.

Article 7

Exercise of rights	[1] The Corporation recognizes only one representative per share.

[2] Voting rights and associated rights may only be exercised in relation to the Corporation by a party entered in the share register as having the right to vote.

Section 3

Corporate bodies

A. General Meeting of Shareholders

Article 8

Authority	The General Meeting of Shareholders is the Corporation’s supreme corporate body.

Article 9

Types of General Meetings a. Annual General Meeting	The Annual General Meeting takes place every year within six months after the close of the financial year; the annual report, the compensation report and the reports of the Auditors must be available for inspection by shareholders at the Corporation’s registered offices at least twenty days before the meeting.

Article 10

b. Extraordinary General Meetings	[1] Extraordinary General Meetings are convened whenever the Board of Directors or the Auditors consider it necessary.

[2] Such a meeting must also be convened if demanded by a resolution of the shareholders in General Meeting or by a written request from one or more shareholders, representing together at least one tenth of the share capital, specifying the items to be included on the agenda and the proposals to be put forward.

Article 11

Convening	[1] The General Meeting shall be called by the Board of Directors, or if need be by the Statutory Auditors, at least twenty days before the meeting is to take place. The meeting is called by publishing a single notice in the publication of record designated by the Corporation. An invitation will be sent to all shareholders registered.

[2] The notice to convene the General Meeting shall specify the agenda with the proposals of the Board of Directors and proposals from shareholders, and in the event of elections the names of the proposed candidates.

Article 12

Placing of items on the agenda	[1] Shareholders representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the Annual General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.

2 No resolutions may be passed concerning matters which have not been duly placed on the agenda, except on a motion put forward at the General Meeting to call an Extraordinary General Meeting or a motion for a special audit to be carried out.

Article 13

Chairmanship, tellers, minutes	[1] The Chairman of the Board of Directors or, if the Chairman cannot attend, a Vice Chairman or another member designated by the Board of Directors, shall preside over the General Meeting and appoint a secretary and the necessary tellers.

[2] Minutes are kept of the proceedings and must be signed by the presiding ~~Officer~~ chair of the meeting and the Secretary.

Article 14

Shareholder proxies	[1] The Board of Directors issues procedural rules for participation and representation of shareholders at the General Meeting, including the requirements as to powers of attorney.

2 A shareholder may only be represented at the General Meeting by his ~~or her~~ legal representative, ~~or~~ under a written power of attorney by another shareholder eligible to vote~~, by a corporate proxy~~ or, under a written or electronic power of attorney, by the ~~independent proxy or by a custodial proxy~~ Independent Proxy.

[3] The presiding ~~Officer~~ chair of the meeting decides whether to recognize the power of attorney.

Article 15

Independent Proxy	[1] The Independent Proxy shall be elected by the General Meeting for a term of office expiring after completion of the next Annual General Meeting.

2 Re-election is permitted.

3 If the Corporation does not have an Independent Proxy, the Board of Directors shall appoint the Independent Proxy for the next General Meeting.

Article ~~15~~ 16

Voting right	Each share conveys the right to cast one vote.

Article ~~16~~ 17

Resolutions, elections	[1] Resolutions and elections are decided at the General Meeting by an absolute majority of the votes cast, excluding blank and invalid ballots, subject to these Articles of Association and the compulsory provisions of the law.

[2] A resolution to change Art. ~~18~~ 19 of these Articles of Association, to remove one fourth or more of the members of the Board of Directors, or to delete or modify Art. ~~16~~ 17 paragraph 2 of these Articles of Association, must receive at least two thirds of the votes represented.

[3] The presiding ~~Officer~~ chair of the meeting shall decide whether voting on resolutions and elections be conducted electronically or with a show of hands. Ordinary written ballots may also be adopted. Shareholders representing at least 3% of the votes represented may always request that a vote or election take place electronically or by written ballot.

4 In the case of written ballots, the presiding ~~Officer~~ chair of the meeting may rule that only the ballots of those shareholders shall be collected who choose to abstain or to cast a negative vote, and that all other shares represented at the General Meeting at the time of the vote shall be counted in favour, in order to expedite the counting of the votes.

Article ~~17~~ 18

Powers	The General Meeting has the following powers:

a) To establish and amend the Articles of Association

b) To elect the members and the Chairman of the Board of Directors and the ~~Auditors~~ members of the compensation committee

c) To elect the Auditors

d) To elect the Independent Proxy

~~c~~e) To approve the ~~annual~~ management report and the consolidated financial statements

~~d~~f) To approve the annual accounts and to decide upon the appropriation of the net profit shown in the balance sheet

g) To approve the compensation for the Board of Directors and the Group Executive Board pursuant to Article 43 of the Articles of Association

~~e~~h) To give the members of the Board of Directors and of the Group Executive Board a discharge ~~concerning their administration~~

~~f~~i) To take decisions on all matters reserved to the General Meeting by law or by the Articles of Association, or which are placed before it by the Board of Directors

B. Board of Directors

Article ~~18~~ 19

Number of Board members	The Board of Directors shall consist of at least six and no more than twelve members.

Article ~~19~~ 20

Term of office	[1] The term of office for members of the Board of Directors ~~is one year, with~~ and ~~the~~ its ~~interval between two~~ Chairman expires after completion of the next Annual General Meeting~~s being deemed a year for this purpose~~.

[2] Members whose term of office has expired are immediately eligible for re-election.

Article ~~20~~ 21

Organization	[1] ~~The~~ Except for the election of the Chairman and the members of the compensation committee by the General Meeting, the Board of Directors shall constitute itself. It shall elect ~~a Chairman and~~ at least one Vice Chairman and a Senior Independent Director from among its members.

[2] The Board of Directors shall appoint its secretary, who need not be a member of the Board.

3 If the office of the Chairman is vacant, the Board of Directors shall appoint a new Chairman from among its members for the remaining term of office.

Article ~~21~~ 22

Convening, participation	[1] The Chairman shall convene the Board of Directors as often as business requires, but at least six times a year.

[2] The Board of Directors shall also be convened if one of its members or the Group Chief Executive Officer submits a written request to the Chairman to hold such a meeting.

Article ~~22~~ 23

Decisions	[1] Decisions of the Board of Directors are taken by an absolute majority of the votes cast. In case of a tie, the presiding ~~Officer~~ chair of the meeting shall cast the deciding vote.

[2] The number of members who must be present to constitute a quorum, and the modalities for the passing of resolutions shall be laid down by the Board of Directors in the Organization Regulations. No such quorum is required for decisions confirming and amending resolutions relating to capital increases.

Article ~~23~~ 24

Duties and powers	The Board of Directors has ultimate responsibility for the management of the Corporation and the supervision and control of its executive management.

The Board of Directors may also take decisions on all matters which are not expressly reserved to the shareholders in General Meeting or to another corporate body by law or by the Articles of Association.

Article ~~24~~ 25

Ultimate responsibility for the management of the Corporation	The ultimate responsibility for the management of the Corporation comprises in particular:

a)      Preparing of and deciding on proposals to be placed before the General Meeting

b)      Issuing the regulations necessary for the conduct of business and for the delineation of authority, in particular the Organization Regulations and the regulations governing the Group Internal Audit

c)      Laying down the principles for the accounting, financial and risk controls and financial planning, in particular the allocation of equity resources and risk capital for business operations

d)      Decisions on Group strategy and other matters reserved to the Board of Directors under the Organization Regulations

e)      Appointment and removal of (i) the Group Chief Executive Officer, (ii) such other members of the Group Executive Board as the Organization Regulations require to be appointed by the Board of Directors, and (iii) the Head of Group Internal Audit

f)      Decisions on increasing the share capital, to the extent this falls within the authority of the Board of Directors (Art. 651 paragraph 4 of the Swiss Code of Obligations), on the report concerning an increase in capital (Art. 652e of the Swiss Code of Obligations) and on the ascertainment of capital increases and the corresponding amendments to the Articles of Association

Article ~~25~~ 26

Supervision, control	Supervision and control of the business management comprises in particular the following:

a) Review of the ~~annual~~ management report, consolidated and parent company financial statements, the compensation report as well as quarterly financial statements

b)      Acceptance of regular reports covering the course of business and the position of the Group, the status and development of country, counter-party and market risks and the extent to which equity and risk capital are tied up due to business operations

c) Consideration of reports prepared by the Auditors concerning the annual financial statements

Article ~~26~~ 27

Delegation, Organization Regulations	The Board of Directors may delegate part of its authority to one or more of its members subject to Arts. ~~24~~ 25 and ~~25~~ 26 of the Articles of Association. The allocation of authority and functions shall be defined in the Organization Regulations.

Article 28

Number of members, term of office and organization of the compensation committee

[1] The compensation committee shall consist of at least three members of the Board of Directors.

[2] The compensation committee shall organize itself within the limits of the law and of the Articles of Association. The Board of Directors shall appoint a chairperson.

[3] If there are vacancies on the compensation committee, the Board of Directors may appoint the missing members from among its members for the remaining term of office.

Article 29

Duties and powers of the compensation committee

[1] The compensation committee supports the Board of Directors in establishing and reviewing the Corporation’s compensation strategy and guidelines and in articulating the performance criteria relevant for determining individual total compensation for each member of the Group Executive Board. The compensation committee also prepares the proposals of the Board of Directors to the General Meeting regarding the compensation of the Board of Directors and of the Group Executive Board, and may submit proposals to the Board of Directors on other compensation-related issues.

[2] The Board of Directors shall determine, and codify in the Organization Regulations, for which functions of the Group Executive Board the compensation committee shall establish and review financial and non-financial performance targets and assess the performance against these targets to determine compensation recommendations for members of the Group Executive Board. In accordance with the Organization Regulations, these recommendations shall be presented to the Board of Directors for review or approval, subject to the approval by the General Meeting as set out in Article 43 of these Articles of Association. The compensation committee shall, in accordance with the Organization Regulations, also determine or submit a proposal for the compensation for the members of the Board of Directors to the Board of Directors, subject to the approval by the General Meeting as set out in Article 43 of these Articles of Association.

[3] The Board of Directors may delegate further tasks to the compensation committee which shall be determined in the Organization Regulations approved by the Board of Directors.

Article ~~27~~ 30

Signatures	[1] Signing in the name of the ~~company~~ Corporation requires two authorized signatures to be binding. [2] All details shall be determined in the Organization Regulations and in a special Group Directive.

Article ~~28~~ 31

~~Remuneration~~ Mandates

[1] ~~The Board of Directors shall determine the remuneration of its members.~~ No member of the Board of Directors may hold more than four additional mandates in listed companies and five additional mandates in non-listed companies.

[2] The following mandates are not subject to the limitations set forth in paragraph 1:

a)      mandates in companies which are controlled by the Corporation or which control the Corporation

b)      mandates held at the request of the Corporation or companies controlled by it. No member of the Board of Directors shall hold more than ten such mandates

c)      mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No member of the Board of Directors shall hold more than ten such mandates.

[3] Mandates shall mean mandates in the supreme governing body of a legal entity which is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities which are under joint control are deemed one mandate.

Article 32

Terms of agreements relating to compensation	The Corporation or companies controlled by it may enter into agreements for a fixed term with members of the Board of Directors relating to their compensation. Duration and termination shall comply with the term of office and the law.

Article 33

Loans	Loans to the members of the Board of Directors shall be made in the ordinary course of business on substantially the same terms as those granted to employees of the Corporation and companies controlled by it. The total amount of such loans shall not exceed CHF 20,000,000 per member.

C. Group Executive Board

Article ~~29~~ 34

Organization	The Group Executive Board is composed of the Group Chief Executive Officer and at least three other members as further set forth in the Organization Regulations.

Article ~~30~~ 35

Functions, authorities

[1] The Group Executive Board, acting under the leadership of the Group Chief Executive Officer, is responsible for the management of the Group. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the Group strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors. It is responsible for the Group’s results.

[2] The responsibilities and authorities of the Group Executive Board and other management units designated by the Board of Directors are defined by the Organization Regulations.

Article 36

Mandates

[1] No member of the Group Executive Board may hold more than one additional mandate in listed companies and five additional mandates in non-listed companies, subject to approval by the Board of Directors.

[2] The following mandates are not subject to the limitations set forth in paragraph 1:

a)      mandates in companies which are controlled by the Corporation or which control the Corporation

b)      mandates held at the request of the Corporation or companies controlled by it. No member of the Group Executive Board shall hold more than ten such mandates

c)      mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No member of the Group Executive Board shall hold more than eight such mandates.

[3] Mandates shall mean mandates in the supreme governing body of a legal entity which is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities which are under joint control are deemed one mandate.

Article 37

Employment contract terms

[1] The term of employment contracts with the members of the Group Executive Board shall be unlimited with a notice period of maximum twelve months or shall be fixed with a maximum term of one year.

[2] The Corporation or companies controlled by it may enter into non-compete agreements for the time after termination of an employment agreement for a duration of up to one year. The respective consideration shall not exceed the total compensation paid to such member for the last full financial year prior to termination.

Article 38

Loans	Loans to the members of the Group Executive Board shall be made in the ordinary course of business on substantially the same terms as those granted to employees of the Corporation and companies controlled by it. The total amount of such loans shall not exceed CHF 20,000,000 per member.

D. Auditors

Article ~~31~~ 39

Term of office, authority and duties

1 An auditing company subject to governmental supervision as required by law is to be appointed as Auditors.

[2] The shareholders in the General Meeting shall elect the Auditors for a term of office of one year. The rights and duties of the Auditors are determined by the provisions of the law.

[3] The General Meeting may appoint Special Auditors for a term of three years, who provide the attestations required for capital increases.

Section 4

Financial statements and appropriation of profit, reserves

Article ~~32~~ 40

Financial year	The consolidated and parent company financial accounts are closed on December 31 of each year.

Article ~~33~~ 41

Appropriation of disposable profit

[1] At least 5% of the profit for the year is allocated to the general statutory reserve until such time as said reserve amounts to 20% of the share capital.

[2] The remaining profit is, subject to the provisions of the Swiss Code of Obligations and of the Federal Banking law, at the disposal of the shareholders in General Meeting who may also use it for the formation of free or special reserves.

Article ~~34~~ 42

Reserves	The shareholders in General Meeting determine the utilization of the general reserve in accordance with the legal provisions acting upon the recommendations of the Board of Directors.

Section 5

~~Notices and jurisdiction~~ Compensation of the members of the Board of Directors and the Group Executive Board

Article 43

Approval of the compensation for the Board of Directors and the Group Executive Board	[1] The General Meeting shall approve the proposals of the Board of Directors in relation to:
a) The maximum aggregate amount of compensation of the Board of Directors for the period until the next Annual General Meeting
b) The maximum aggregate amount of fixed compensation of the Group Executive Board for the following financial year
c) The aggregate amount of variable compensation of the Group Executive Board for the preceding financial year.

[2] The Board of Directors may submit for approval by the General Meeting deviating or additional proposals relating to the same or different periods.

3 In the event the General Meeting does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by the General Meeting.

[4] The Corporation or companies controlled by it may pay out compensation prior to approval by the General Meeting subject to subsequent approval by a General Meeting.

Article 44

General Compensation Principles	[1] The compensation system of the Corporation is designed to align reward with sustainable performance and to support appropriate and controlled risk-taking.

[2] When determining individual compensation, the Board of Directors or, where delegated to it, the compensation committee takes into account position and level of responsibility of the recipient and performance of the Corporation and companies controlled by it. It ensures compliance with applicable regulatory requirements.

[3] Compensation may be paid or granted in the form of cash, shares, financial instruments or units, in kind, or in the form of benefits. The Board of Directors or, where delegated to it, the compensation committee determines the key features, such as grant, vesting, exercise and forfeiture conditions and applicable harmful acts provisions. The Board of Directors, or where delegated to it, the compensation committee may provide, among other things, for continuation, acceleration or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or forfeiture in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Corporation or companies controlled by it may procure any shares required to meet any resulting payment obligations through purchases in the market or, to the extent available, by using the Corporation’s conditional share capital.

[4] Compensation may be paid by the Corporation or companies controlled by it.

Article 45

Compensation of the Board of Directors	[1] Compensation of the members of the Board of Directors shall comprise a base remuneration and may comprise other compensation elements and benefits. ~~Under certain circumstances, it may also comprise variable compensation elements.~~

[2] Compensation of the members of the Board of Directors is intended to recognize the responsibility and governance nature of their role, to attract and retain qualified individuals, and to ensure alignment with shareholders’ interest.

Article 46

Compensation of the Group Executive Board	[1] Compensation of the members of the Group Executive Board shall consist of fixed and variable compensation elements.

[2] Fixed compensation comprises the base salary and may comprise other compensation elements and benefits.

[3] Variable compensation shall be governed by financial and non-financial performance measures that take into account the performance of the Corporation and / or parts thereof, targets in relation to the market, other companies or comparable benchmarks, short and long-term strategic objectives, and / or individual targets. The Board of Directors or, where delegated to it, the compensation committee determines the respective performance measures, the overall and individual performance targets, and their achievements.

[4] The Board of Directors or, where delegated to it, the compensation committee aims to ensure alignment with sustainable performance and appropriate risk-taking through adequate deferrals, forfeiture conditions, transfer restrictions, caps on compensation, harmful acts provisions and / or similar means with regard to parts of or all of the compensation. Parts of variable compensation shall be subject to multi-year vesting periods.

[5] If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of a person who becomes a member or is being promoted within the Group Executive Board after the General Meeting has approved the compensation, the Corporation or companies controlled by it shall be authorized to grant and pay each such Group Executive Board member a supplementary amount during the period(s) already approved. The aggregate pool for such supplementary amounts per compensation period shall not exceed 40% of the average of total annual compensation paid to the Group Executive Board during the previous three years.

Section 6

Notices and jurisdiction

Article ~~35~~ 47

Official publication media	Public notices appear in the Swiss official commercial gazette (in French “Feuille Officielle Suisse du Commerce”, or German “Schweizerisches Handelsamtsblatt”). The Board of Directors may designate other publications as well.

Article ~~36~~ 48

Jurisdiction	Jurisdiction for any disputes arising out of the corporate relationship shall be at both the registered offices of the Corporation, with the exception of legal actions in connection with the contestation or nullity of decisions of the ~~shareholders’ meeting~~ General Meeting or the nullity of Board of Directors’ decisions, where jurisdiction shall exclusively be with the courts of Zurich.

UBS AG P.O. Box, CH-8098 Zurich P.O. Box, CH-4002 Basel www.ubs.com

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

UBS AG maximum ratio of variable remuneration to fixed remuneration under CRD IV

1 April 2014

Recommendation to shareholders

On 16 April 2013, the European Parliament approved the text of the directive on the access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms. This legislation, the Capital Requirements Directive, or “CRD IV,” imposes new remuneration requirements.

Under the variable pay cap introduced by CRD IV, variable pay awards are restricted to 100% of fixed pay for those who take or control material risks on behalf of the firm. The directive foresaw the need to potentially raise this for legitimate business purposes and thus provided that the limit can be increased to 200% of fixed pay with shareholder approval.

For non-EEA headquartered competitors of UBS AG who operate via a subsidiary in the UK, a resolution of the immediate non-EEA parent company (as the shareholder of the subsidiary) is required to approve the increased limit. However, as the UBS AG’s UK business of UBS AG (“UBS”) operates through a London branch, the Prudential Regulation Authority in the UK (the “PRA”) requires a vote by the shareholders of the non-EEA firm branching in. Approval of the shareholders of UBS (via an advisory vote at the AGM) is therefore required if UBS is to be able to implement an increased cap for relevant staff.

UBS recommends that shareholders vote to increase the cap to 200% of fixed pay for staff within scope as described below.

We include details below of: reasons for the approval sought; scope of the approval sought; number of staff affected; functions of staff affected; and expected impact on the requirement to maintain a sound capital base.

Reasons for approval sought

Without the ability to implement the increased cap, as provided for in the directive, the need to ensure competitive compensation for our UK Code staff would require that alternatively we consider substantially increasing base salaries for code staff. The requested increase in the cap would give UBS the ability to minimise inordinate increases to fixed remuneration costs, and thus maintaining greater flexibility on the delivery of total pay. It will also enable UBS to retain variable pay more “at risk” and thus subject to forfeiture and/or malus than might otherwise be the case if UBS were not to take advantage of this provision.

UBS believes that it is important to maintain the link of variable pay to the achievement of its business strategy, while at the same time ensuring that the total compensation package for affected staff remains competitive. Further, most of our key competitors will be looking for this flexibility (and in many cases will be able to obtain it via a resolution of the immediate non-EEA parent company), and our inability to have the same flexibility would hinder our ability to operate as effectively in a global market place as we would like.

UBS AG maximum ratio of variable remuneration to fixed remuneration under CRD IV 1 April 2014

Scope of approval sought

Approval is sought in relation to all staff identified as Code Staff of UBS AG (for the purposes of the UK regulator’s rules) for this year or any subsequent performance year. Code Staff currently means categories of staff including:

•	senior management,

•	those who take material risks,

•	those engaged in controlling material risks and

•	any employee receiving total remuneration that takes them into the same remuneration bracket as senior management and risk takers, whose professional activities have a material impact on the firm’s risk profile.

UBS will apply the UK regulator’s rules and regulatory technical standards from the European Banking Authority when deciding who is Code Staff due to their remuneration levels and / or job function or otherwise.

Number of staff impacted

The number of staff which UBS believes will be impacted for the performance year 2014 is (approximately) 200–450.

Numbers of staff affected for subsequent performance years will depend on developments in staff numbers and any further modifications / guidance in relation to the definition of Code Staff or the application of the rules generally.

Functions of staff affected

The Business Divisions currently affected are as follows:

•	Investment Bank: 135–345

•	Corporate Center: 55–90

•	Wealth Management and Retail & Corporate: 10–15

Due to the size and scope of the Global Asset Management business, its Code Staff are not subject (in that capacity) to the variable pay cap, by virtue of the PRA’s proportionality rules.

Expected impact on the requirement to maintain a sound capital base

UBS’s ability to maintain a sound capital base is not expected to be affected. If approval is granted, it is expected that UBS’s ability to maintain a sound capital base will be improved in comparison with its ability to do so if approval is not granted. The greater the proportion of total remuneration which is variable, the greater will be UBS’s ability to vary remuneration in any period of financial difficulty in order to maintain a sound capital base.

Keeping you informed

Key compensation changes 2013

The cover picture shows Swiss 400 m hurdles champion Kariem Hussein (foreground) analyzing his performance during a recent training session. Kariem, a member of the Swiss Starters program, will be part of the Swiss team at the 2014 European Athletics Championships in Zurich. UBS is proud to be accompanying the team on the road to the championships. Through its support of Swiss Starters, UBS intends to make a significant contribution to homegrown athletes enjoying the greatest possible success at the European Athletics Championships. UBS’s engagement in national athletics underscores its strong relationship to its domestic market and its aim to inspire the enthusiasm of the general public and promote the sport on a lasting basis.

The present text is a translation of the original German brochure which constitutes the definitive text.

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS’s Annual Report on Form 20-F for the year ended 31 December 2013 for additional information. These reports are available at www.ubs.com/investors. UBS undertakes no obligation to update the information contained herein.

Dear shareholder,

I am pleased to report that in 2013 we further anchored our strategy and a culture of accountability into our compensation framework. Our aim is simple. We want to foster a true culture of accountability at all levels and embed this core value into our daily actions, including enhanced safeguards on pay along-side appropriate governance oversight.

In this publication, we have summarized the main changes to our compensation framework for 2013. We have also taken the opportunity to say a few words regarding our performance last year and the proposed distribution to our shareholders. Furthermore, we have highlighted the amendments on compensation we made to our Articles of Association as to how UBS suggests to implement the new Swiss Ordinance Against Excessive Compensation in Listed Stock Corporations in response to the Minder Initiative. Notably, we propose that our shareholders vote on the fixed compensation for the Group Executive Board (GEB) for the following year and the compensation for the Board of Directors up to the next Annual General Meeting. When it comes to the variable compensation for the Group Executive Board, however, we agreed to put forward that shareholders should make decisions on the proposed actual variable compensation for the past year based on the firm’s performance. Although this provides more uncertainty for our GEB members, it allows our shareholders to make an informed decision and to consider pay in the light of actual performance achieved.

As a last point, we mention the implementation of the EU Capital Requirements Directive 2013 (CRD IV) regarding the ratio of variable to fixed compensation for some employees within UBS AG for which we will seek approval in an advisory vote at the AGM.

Kind regards,

Axel A. Weber
Chairman of the Board of Directors

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Keeping you informed

Key compensation changes 2013

Performance achievements and performance award pool

Looking at our performance in 2013, we achieved increased profits and shareholder returns. Our business divisions posted strong results and were profitable in every quarter. Our employees met the continued challenges affecting our industry with energy, determination and commitment, enabling us to deliver for both our clients and shareholders. While the performance of our businesses improved significantly during 2013 and we finished the year ahead of many of our targets, we remain fully committed to moderation in performance-related pay.

In 2013, adjusted Group profit before tax increased by 44%. Reflecting the firm’s strong performance, the Board of Directors is recommending a 67% increase in the dividend for shareholders. By way of comparison, we took the decision to increase the overall performance award pool by 28% to CHF 3.2 billion. The increase on 2012 also reflects the fact that a year ago we addressed issues of the past that weighed on our performance. This resulted in pay that was understandably at the lower end of the scale compared with the industry. While the performance award pool increased 28%, the actual recognized performance award expense remained flat compared with 2012, reflecting the lower awards in recent years and the strong deferral component in our compensation plans.

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The performance award pool for 2013 was CHF 3.2 billion, an increase of 28%, compared with 2012. Performance award expenses remained flat at CHF 3.0 billion and included expenses related to 2013 compensation awards and amortized expenses related to awards made in prior years.

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Keeping you informed

Key compensation changes 2013

Refinements to the compensation framework

The graph below provides an example as to how the annual performance awards of the GEB are paid out over the years: Of the annual performance award, up to 20% is paid in the form of immediate cash, and 80% is paid as a longer-term performance award. For 2013, we increased the weighting of the equity portion of the annual performance awards to a minimum of 50% of the overall performance award being awarded under the Equity Ownership Plan (EOP).

2013 compensation framework for Group Executive Board (GEB) members

Illustrative example

1	At least 50% of the performance award is granted under EOP.
2	UK Code Staff receive 50% in the form of blocked shares.

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We recognize that stability and predictability in our compensation framework are important for our employees. Equally as important are the views of our shareholders and our position in a highly competitive environment. Taking these factors into account we made some refinements to our compensation framework for 2013.

Specifically, for the Group Executive Board (GEB) we amended the framework as follows:

We introduced individual caps on performance awards of a maximum of five times the base salary for the Group Chief Executive Officer (Group CEO) and a maximum of seven times the base salary for other GEB members. These caps are in addition to the overall GEB performance pool cap of 2.5% of adjusted Group profit before tax that we introduced last year.

We changed the performance award deferral mix by increasing the weighting of the equity portion under the Equity Ownership Plan (EOP) to at least 62.5% from 50% of the deferred amount, and by decreasing the Deferred Contingent Capital Plan (DCCP) portion to 37.5% from the previous 50% level.

We increased the DCCP’s phase-in CET1 capital ratio trigger to 10% from 7% for all GEB members including the Group CEO. This means that if this capital ratio falls below 10%, the affected deferred performance awards would be written down to zero.

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Keeping you informed

Key compensation changes 2013

We enhanced our performance assessment approach for the Group CEO and other GEB members based on a balanced scorecard. An individual GEB member’s performance is assessed based on financial and qualitative measures that are clearly defined and quantified in terms of relative weightings.

At the same time, we also refined the compensation framework for employees below GEB level:

We changed the performance award deferral mix by increasing the weighting of the EOP portion to 60% of the deferred amount from 50% and reducing the DCCP portion to 40% from 50%.

Reflecting market dynamics, we raised the threshold of compensation levels subject to deferrals. We introduced deferral rates ranging from 40% to 75%

compared with the previously flat rate of 60%, and better aligned performance award conditions to the firm’s targets. In general, this means employees at the lower end of the compensation scale had lower levels of deferral than in previous years, while those at the higher end of the scale were subject to higher levels of deferral. We also increased the threshold above which performance awards are deferred to CHF / USD 300,000, up from CHF / USD 250,000. This increase, together with the introduction of graduated deferral rates, aligns our deferral levels closer to the market.

It is important to note that all our variable compensation plans require a significant part of a performance award to be deferred for up to five years and include forfeiture provisions. All plans feature performance conditions for certain employees. Any amount exceeding the cash cap of CHF / USD 1 million is deferred in notional shares under the Equity Ownership Plan.

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Key regulatory developments and implementation

Ordinance against excessive pay in stock exchange listed companies

In 2013, the Minder Initiative was approved by the Swiss electorate. The Swiss Federal Council has enacted an Ordinance implementing the initiative leading to changes to the governance of public companies. The Ordinance came into effect on 1 January 2014, subject to certain transitional provisions.

Among other things the Ordinance requires companies to hold an annual binding shareholder vote on the compensation of the members of the Board of Directors (BoD) and the GEB. Furthermore, the Ordinance requires public companies to have provisions in their Articles of Association in particular regarding:

•	the principal duties and powers of the compensation committee,

•	the principles of performance and equity-based compensation for BoD and GEB members,

•	limitations to external mandates held by BoD and GEB members,

•	employment and mandate agreements with BoD and GEB members, and limitations on loans granted to BoD and GEB members.

As a result, UBS has amended its Articles of Association. The Report of the Board of Directors on the proposed amendments to the Articles of Association, which can be found in the Annual General Meeting (AGM) invitation, outlines the main amendments which UBS shareholders will have the opportunity to vote on at this year’s AGM.

In addition, the Ordinance requires the firm to hold an annual binding shareholder vote on the aggregate amount of total compensation for both the BoD and the GEB.

With regard to GEB compensation, the BoD proposes to amend the Articles of Association as follows:

The maximum aggregate amount of fixed compensation to be approved prospectively for the following financial year.

This means, for example, that shareholders at the AGM in 2015 will vote on the maximum fixed compensation for the financial year 2016. Shareholders at the AGM in 2015 will approve the maximum fixed compensation (which covers predominantly base salaries for the GEB) for the financial year 2016. This proposal provides planning certainty for both UBS and its GEB members.

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Keeping you informed

Key compensation changes 2013

On aggregate variable compensation, the BoD proposes that shareholders shall retroactively approve GEB members’ aggregate annual performance awards in relation to the preceding financial year. For instance, the variable compensation for the financial year 2014 will be submitted for shareholder approval at the Annual General Meeting in 2015. This means shareholders are able to vote on the aggregate amount of variable compensation for the past performance of all GEB members in office, and can base their decisions on the firm’s actual performance for the year under review.

It is also necessary to provide for situations where a person joins the GEB, or is promoted within the GEB (e.g., promotion to Group CEO) after the fixed compensation has already been approved. The Ordinance allows the Articles of Association to provide for a “reserve” pool out of which fixed compensation may be funded in such situations. The BoD proposes a “reserve” pool that in the aggregate does not exceed 40% of the average total annual compensation paid to the GEB during the previous three years.

We believe that this combined approach strikes the right balance between certainty for the firm and its GEB members and accountability to our shareholders on compensation matters.

For BoD compensation, it is proposed to amend the Articles of Association as follows:

The maximum aggregate amount of compensation, including the Chairman’s compensation, to be approved prospectively, i.e., the period from the AGM vote to the following year’s AGM. This means that the term of office and the compensation period are aligned.

The first binding vote on the BoD’s and the GEB’s compensation will be held at the Annual General Meeting 2015. As it has done since 2009, and in addition to the new binding votes on aggregate compensation, UBS intends to continue to submit the remuneration report to an annual non-binding shareholder vote.

European Union’s Capital Requirements Directive IV

The EU Capital Requirements Directive 2013 (CRD IV) generally limits the ratio of variable to fixed components of remuneration of certain staff of financial institutions to 1:1. However, the Directive does provide that companies may change that maximum ratio to 2:1, for this population, with the approval of shareholders obtained in accordance with a specified procedure, in order to guarantee that the votes of staff who have an interest in the proposed higher ratio will not be counted.

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In accordance with CRD IV, the BoD proposes an advisory vote to set the maximum ratio of variable remuneration to fixed remuneration to 2:1 for all employees identified as Code Staff of UBS AG, or who are otherwise subject to the maximum ratio under the CRD IV requirements.

Pursuant to the UK regulator rules and / or regulatory technical standards from the European Banking Authority the definition of the Code Staff of UBS AG includes senior management, and other key staff who take or control material risks on behalf of the firm. The Code Staff of UBS AG also includes certain other staff to whom the cap applies due to their remuneration levels and / or job function.

The CRD IV explanatory report of the UK Prudential Regulation Authority states that branches of non-EU firms would require a vote by the shareholders of the non-EU firm branching in. As a result of the structuring of UBS AG’s UK business through a London branch, an advisory vote by the shareholders of UBS AG is required.

We appreciate this is a complex area and you can find a more detailed explanation of the BoD’s motion and recommendation regarding the CRD IV at www.ubs.com/agm.

As we look ahead to the rest of 2014, we will continue our work to assess and refine our compensation framework to promote sustainable performance, risk alignment and competitive pay positioning against the backdrop of increasing regulation and a changing business environment. To ensure our continued success, we need to attract and retain the best people to deliver sustainable performance for our shareholders. We intend to strike and maintain a balance whereby we reward employees effectively and responsibly. As part of our endeavors, we will continue to be responsive to our shareholders and seek out opportunities to engage with them on compensation matters.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: April 4, 2014